Exhibit 99.1

ENERPLUS ANNOUNCES 2010 THIRD QUARTER RESULTS CONFERENCE CALL

CALGARY, Nov. 3 /CNW/ - Enerplus Resources Fund ("Enerplus") (TSX - ERF.un, NYSE - ERF) will release operating and financial results for the third quarter of 2010 at 4:00 am MT (6:00 am ET) on Friday, November 12, 2010. A conference call hosted by Gordon J. Kerr, President and CEO, will be held at 9:00 am MT (11:00 am ET) to discuss these results. The complete MD&A and Financial Statements for the third quarter will be available on our website at www.enerplus.com as well as our SEDAR profile at www.sedar.com and our EDGAR profile at www.sec.gov. Details of the conference call are as follows:

    <<
    Live Conference Call

    Date:      Friday, November 12, 2010
    Time:      9:00 am MT/11:00 am ET
    Dial-In:   647-427-7450
               888-231-8191 (toll free)
    Audiocast:
    www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3267000
    >>

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A podcast of the conference call will also be available on our website for downloading following the event.

A telephone replay will be available for 30 days following the conference call at 12:00 pm MT (2:00 pm ET) and can be accessed at the following numbers:

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    Telephone Replay

    Dial-In:  416-849-0833
              800-642-1687 (toll free)
    Passcode: 18680477
    >>

Enerplus is one of Canada's oldest and largest independent oil and gas producers with a portfolio of both early stage resource plays and mature, cash-generating properties. We are focused on creating value for our investors through the successful development of our properties and the disciplined management of our balance sheet. Through these activities, we strive to provide investors with a competitive return comprised of both growth and income.

Enerplus trust units trade on the New York Stock Exchange under the symbol "ERF" and on the Toronto Stock Exchange under the symbol "ERF.UN".

Electronic copies of our financial statements, press releases, and other public information are available on our website at www.enerplus.com.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

    <<
    Gordon J. Kerr
    President & Chief Executive Officer
    Enerplus Resources Fund
    >>

%CIK: 0001126874

For further information: Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com

CO: Enerplus Resources Fund

CNW 19:21e 03-NOV-10